Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Petro Travel Plaza Holdings LLC

Opinion

We have audited the consolidated financial statements of Petro Travel Plaza Holdings LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, cash flows, and changes in members’ capital for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/Deloitte & Touche LLP

March 5, 2025

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2024	2023
Assets
Current assets:
Cash	$9,411	$6,465
Due from affiliate, net	872	2,337
Inventory	2,682	2,816
Other current assets	65	60
Total current assets	13,030	11,678

Property and equipment, net	60,090	60,434
Other noncurrent assets	438	521

Total assets	$73,558	$72,633

Liabilities and Members' Capital
Current liabilities:
Accrued expenses and other current liabilities	$4,008	$2,901
Total current liabilities	4,008	2,901

Long term debt, net	11,793	12,556
Other noncurrent liabilities	4,186	4,226

Total liabilities	19,987	19,683

Members' capital	53,571	52,950

Total liabilities and members' capital	$73,558	$72,633

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Revenues:
Fuel	$108,578	$117,597	$138,293
Nonfuel	44,969	45,017	44,042
Total revenues	153,547	162,614	182,335

Costs and expenses:
Fuel product cost	89,864	103,033	120,307
Nonfuel product cost	16,714	17,203	16,876
Site level operating expense	29,394	28,114	27,456
Depreciation and amortization expense	3,159	2,947	2,925
Gain on sale of assets, net	(4)	(1)	(1)

Total costs and expenses	139,127	151,296	167,563

Operating income	14,420	11,318	14,772

Interest expense, net	799	837	562

Net income	$13,621	$10,481	$14,210

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$13,621	$10,481	$14,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	3,159	2,947	2,925
Gain on sale of assets, net	(4)	(1)	(1)
Debt issuance cost amortization	4	4	4
Increase (decrease) from changes in:
Inventory	134	223	(454)
Other current assets	(5)	213	97
Due from affiliate, net	1,465	(1,093)	(527)
Accrued expenses and other current liabilities	1,228	(384)	(639)
Noncurrent liabilities	(9)	(141)	2,790
Other, net	15	(178)	(2)
Net cash provided by operating activities	19,608	12,071	18,403

Cash flows from investing activities:
Proceeds from sale of property and equipment	4	0	0
Purchases of property and equipment	(2,869)	(2,084)	(3,272)
Net cash used in investing activities	(2,865)	(2,084)	(3,272)

Cash flows from financing activities:
Distributions to members	(13,000)	(20,600)	(10,000)
Payments on term loan	(767)	(767)	(767)
Other, net	(30)	(28)	(21)
Net cash used in financing activities	(13,797)	(21,395)	(10,788)

Net increase (decrease) in cash	2,946	(11,408)	4,343
Cash, beginning of period	6,465	17,873	13,530
Cash, end of period	$9,411	$6,465	$17,873

Supplemental cash flow information:
Interest paid during the period	$968	$988	$543
Supplemental disclosures of non-cash investing transactions:
Purchases of property and equipment	$347	$459	$279

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2021	$58,859
Net income	14,210
Distributions to members	(10,000)
Balance, December 31, 2022	63,069
Net income	10,481
Distributions to members	(20,600)
Balance, December 31, 2023	52,950
Net income	13,621
Distributions to members	(13,000)
Balance, December 31, 2024	$53,571

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(1) Summary of Significant Accounting Policies
General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation., a California corporation ("Tejon") and wholly-owned subsidiary of Tejon Ranch Co., and TA Operating LLC, a Delaware limited liability company ("TA") and wholly-owned subsidiary of BP p.l.c. (“BP”). On May 15, 2023, TravelCenters of America, Inc. (“TA Inc.”), the parent company of TA, merged with a wholly-owned subsidiary of BP.
The Company has two wholly-owned subsidiaries: Petro Travel Plaza LLC ("PTP") and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company's Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members' liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
As of December 31, 2024 and 2023, the Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which are referred to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Goasis brand, respectively, and one travel center and one convenience store owned by ETP, operate under the TravelCenters of America brand and Goasis brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, full service restaurants, quick service restaurants ("QSRs") and various customer amenities, such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products and services, including coffee, groceries, fresh foods, and, in one store, a QSR.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company's profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company has evaluated subsequent events through March 5, 2025, which represents the date the financial statements were available to be issued. Based on this evaluation, the Company has concluded that no events or transactions occurred that would require adjustment to or disclosure in these financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or net realizable value. The Company determines cost principally on the weighted average cost method. The Company maintains reserves for the estimated amounts of obsolete and excess inventory. These estimates are based on unit sales histories and on hand inventory quantities, known market trends for inventory items and assumptions regarding factors such as future inventory needs, their ability and the related cost to return items to their suppliers and ability to sell inventory at a discount when necessary.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization expense are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $1,792, $1,430 and $1,245 for the years ended December 31, 2024, 2023 and 2022, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts.
Impairment of Long-Lived Assets
The Company reviews definite lived assets for potential indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long-lived asset or asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long-lived asset or asset group to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions, including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company uses a number of assumptions and methods in preparing valuations underlying impairment tests including estimates of future cash flows and discount rate, and in some instances may obtain third party appraisals. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset or asset group to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset or asset group is made. The Company performs an impairment analysis for substantially all of its property and equipment at the individual site level because that is the lowest level of asset and liability groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities. During 2024, 2023, and 2022 the Company did not record any impairment charges related to its long-lived assets.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Contingencies
The Company records environmental remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company estimates liabilities for other loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. The Company includes remediation expenses within site level operating expense in the consolidated statements of income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments. In the Company's consolidated balance sheets, the accrual for environmental matters is recorded in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months recorded in accrued expenses and other current liabilities. The Company recognizes a receivable for estimated future environmental costs that it may be reimbursed for once receipt of the recovery is probable and the Company is able to reasonably estimate the amount of the recovery, which is recorded within other noncurrent assets in the consolidated balance sheets.
Asset Retirement Obligations
The Company recognizes the future costs for the obligations related to the removal of underground storage tanks over the estimated useful lives of each asset requiring removal. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time such an asset is installed. The Company bases the estimated liability on its historical experiences in removing these assets, their estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Asset retirement obligations as of December 31, 2024 and 2023 were $309 and $282, respectively and are presented in other noncurrent liabilities in the Company's consolidated balance sheets.
Self-Insurance Accruals
The Company has insurance programs for which it pays deductibles and for which the Company is partially self-insured up to certain stop loss amounts, including claims under its general liability, workers’ compensation, motor vehicle and group health benefits policies and programs. Accruals are established under these insurance programs for both estimated losses on known claims and potential claims incurred but not asserted, based in part on claims histories and actuarial methods. In the Company's consolidated balance sheets, as of December 31, 2024 and 2023, the accrual for self-insurance costs was $1,060 and $1,039, respectively, of which $862 and $870 are recorded in other noncurrent liabilities and $198 and $169 are presented in accrued expenses and other current liabilities, respectively.
Revenue Recognition
The Company's revenues consist of fuel and nonfuel revenues. See Note 2 for more information about the Company's revenues.
Fuel Product Cost and Nonfuel Product Cost.
Fuel product cost on the consolidated statements of income primarily consists of the commodity fuel cost and related inbound transportation costs. Nonfuel product cost on the consolidated statements of income primarily consists of direct costs from suppliers. All site level labor expense is presented in site level operating expense in the consolidated statements of income. Depreciation and amortization expense is presented separately in depreciation and amortization expense in the consolidated statements of income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

In 2021, the Company executed separate branding agreements with two national retail gasoline suppliers to re-image certain sites to sell those brands of fuel. In 2022, these conversions were completed by the Company and the suppliers paid the Company up-front cash incentives and the reimbursement of certain expenses incurred to convert the sites. The Company has the right to terminate the branding agreements but would be obligated to return all or a portion of the incentives and reimbursements according to certain long-term milestone in the respective agreements. During the years ended December 31, 2024 and 2023, the Company did not amortize any portions of the deferred consideration related to the up-front incentives in the consolidated statements of income and expects to recognize them in the future as reductions to fuel product cost in periods beyond 2025 as the retention milestones of the respective agreements are met. The Company has $2,945 and $2,945 of deferred consideration relating to these arrangements as of December 31, 2024 and 2023, respectively. These amounts are recorded within other noncurrent liabilities in the consolidated balance sheets.
Advertising and Promotion Expense
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are recorded in site level operating expense in the consolidated statements of income, were $637, $641 and $504 for the years ended December 31, 2024, 2023 and 2022, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and any taxes thereon are the responsibility of each member.
Comprehensive Income
As of December 31, 2024, the Company had no comprehensive income, other than the net income disclosed in the consolidated statements of income.
Recently Issued Accounting Pronouncements
The following table summarizes recent accounting standard updates, or ASU, issued by the Financial Accounting Standards Board, or FASB, that could have an impact on the consolidated financial statements.

Standard	Description	Effective Date	Effect on the Consolidated Financial Statements
Recently Issued Standards
ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)	This update requires disaggregated disclosure of certain income statement expenses for public business entities within disclosures in the footnotes to the financial statements.	January 1, 2027	The Company is currently assessing the impacts of this standard on the consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(2) Revenues
The Company recognizes revenues based on the consideration specified in the contract with the customer, excluding any sales incentives (such as customer loyalty programs and customer rebates) and amounts collected on behalf of third parties (such as sales and excise taxes). The majority of the Company's revenues are generated at the point of sale at its retail locations.
Fuel Revenues. The Company recognizes fuel revenues and the related costs at the time of sale to customers at its locations. The Company sells diesel fuel and gasoline to its customers at prices that it establishes daily, indexed to market prices. The Company sells diesel fuel under pricing arrangements with certain customers.
Nonfuel Revenues. The Company recognizes nonfuel revenues and the related costs at the time of sale to customers at its locations. The Company sells a variety of nonfuel products and services at stated retail prices in its travel centers, standalone convenience stores and standalone restaurant, as well as through the TA Truck Service® Emergency Roadside Assistance program. Truck repair and maintenance goods or services may be sold at discounted pricing under pricing and rebate arrangements with certain customers.
Sales incentives and other promotional activities that the Company recognizes as a reduction to revenue include, but are not limited to, the following:
•Customer Loyalty Program. The Company offers travel center trucking customers the option to participate in TA's customer loyalty program. The customer loyalty program provides customers with the right to earn loyalty awards on qualifying purchases that can be used for discounts on future purchases of goods or services. The Company is charged by TA for a portion of each sale attributable to the loyalty awards earned by customers. Upon the redemption or expiration of the loyalty awards at Company sites, the Company is credited by TA and recognizes revenue in the category in which the loyalty awards are redeemed. Significant judgment is used by TA to determine the standalone selling price used to account for and track loyalty awards. Assumptions used in determining the standalone selling price include the historic redemption rate and the use of a weighted average selling price for fuel to calculate the revenues attributable to the loyalty awards.
•Customer Discounts and Rebates. TA enters into agreements with certain customers on behalf of the Company in which it agrees to provide discounts and rebates on fuel and/or truck service purchases. The Company recognizes the cost of discounts against, and in the same period as, the revenues that generated the discounts earned.
•Gift Cards. The Company sells TA and Petro branded gift cards. Proceeds from sale are recognized as liabilities to TA. When these gift cards are redeemed for a sale, the Company establishes receivables from TA. These liabilities and receivables are settled with TA through the normal settlement process.

Disaggregation of Revenues
The Company disaggregates its revenues based on the type of good or service provided to the customer, or by fuel revenues and nonfuel revenues, in its consolidated statements of income. The Company's locations use similar processes to sell similar products and services.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(3) Inventory
Inventory as of December 31, 2024 and 2023, consisted of the following:

	December 31,
	2024	2023
Nonfuel products	$2,100	$2,101
Fuel products	582	715
Total inventory	$2,682	$2,816
(4) Property and Equipment
Property and equipment, net, as of December 31, 2024 and 2023, consisted of the following:

	Estimated Useful Lives (years)	December 31,
		2024	2023
Land		$22,197	$22,254
Buildings and improvements	10-40	59,139	58,809
Machinery, equipment and furniture	3-15	18,209	16,839
Construction in progress		1,436	546
Total property and equipment, at cost		100,981	98,448
Less: accumulated depreciation and amortization		40,891	38,014
Total property and equipment, net		$60,090	$60,434
Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $3,101, $2,922 and $2,903, respectively.

(5) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2024 and 2023, consisted of the following:

	December 31,
	2024	2023
Taxes payable, other than income taxes	$1,995	$1,045
Long term debt, current portion	767	767
Self-insurance accrual, current portion	198	169
Accrued capital expenditures	347	459
Accrued vacation wages	162	82
Accrued utilities	113	106
Accounts payable	275	57
Other	151	216
Total accrued expenses and other current liabilities	$4,008	$2,901

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(6) Long Term Debt, net
Long term debt, net of deferred financing costs as of December 31, 2024 and 2023, consisted of the following:

	December 31,
	2024	2023
Note payable	$12,560	$13,323
Less: current portion of long term debt	767	767
Total long term debt, net	$11,793	$12,556
The Company has a credit agreement with a bank that was last amended in June 2023 to, among other things, update financial covenants, lower liquidity requirements and adjust interest rates. Future minimum principal payments on the note payable of $767 are due in each of the years 2025, 2026, 2027, 2028 and 2029 and $8,752 thereafter. The credit agreement includes certain financial covenants that the Company was in compliance with as of December 31, 2024 and 2023. The interest rate on the debt is equal to the monthly secured overnight financing rate (“SOFR”) plus 2.05%, payable monthly. As of December 31, 2024, the interest rate was 6.45%. The Company's weighted average interest rates for the years ended December 31, 2024, 2023 and 2022 were 7.22%, 7.07% and 3.84%, respectively. The debt is secured by the Company's real property.
Debt Issuance Costs
Debt issuance costs are presented on the consolidated balance sheets as a reduction of long term debt, net. As of December 31, 2024 and 2023, debt issuance costs were $25 and $29, net of accumulated amortization of $33 and $29, respectively. The Company estimates it will recognize future amortization of debt issuance costs of $4 in each of the years 2025, 2026, 2027, 2028 and 2029.

(7) Related Party Transactions
TA Operating LLC
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate, net in the consolidated balance sheets. Amounts due from affiliate, net as of December 31, 2024 and 2023, were $872 and $2,337, respectively. Pursuant to the terms of the Operating Agreement, TA manages the locations, including purchasing fuel and nonfuel products on the Company's behalf, and is responsible for the administrative, accounting and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index, or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In November 2019, the Company further amended the Operating Agreement to, among other things, increase the annual management fee by $100. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel centers and convenience stores. The Company paid management fees to TA in the amount of $1,677, $1,636 and $1,596 for the years ended December 31, 2024, 2023 and 2022, respectively, which are recorded in site level operating expense in the consolidated statements of income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The employees operating the Company's travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that totaled $14,167, $14,289 and $13,913 for the years ended December 31, 2024, 2023 and 2022, respectively. These reimbursements were recorded in site level operating expense in the consolidated statements of income.

(8) Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including sales and use tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.
The Company's operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks ("USTs") to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.
Accruals for environmental matters are recorded in site level operating expense in the consolidated statements of income when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had accruals for environmental matters in the consolidated balance sheets of $0 and $23 as of December 31, 2024 and 2023, respectively, which were primarily presented in accrued expenses and other current liabilities, with the amount estimated to be expended beyond the subsequent 12 months in other noncurrent liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of the Company's accounting policies relating to contingencies.